26

05012302

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources

*CURRENT ADDRESS

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 666 FISCAL YEAR 4-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/4/05

AR/S
4-30-05

KETTLE RIVER RESOURCES LTD.

ANNUAL REPORT
2004 - 2005

File #82-666
Rule 12g3-2(b)

Report to the Shareholders

Diamonds of sufficient quantity and quality recovered from the 150 tonne kimberlite sample recovered in early 2005 demonstrate the Tli Kwi Cho's (DO27) potential and confirm that as the next step, a larger bulk sample is required.

Programs at this site are ongoing and results are expected during each of the several stages. Immediate plans include core drilling the DO18 for geology plus micro-diamond analysis in order to determine if this adjacent pipe will be bulk sampled with a large diameter Reverse Circulation (RC) drill in 2006.

The Tli Kwi Cho 3,000 tonne bulk sample program will start in January 2006 where drilling of 10 pilot diamond drill core holes, each to a depth of 350 meters will provide geological information. This preparation work will be critical for positioning the large diameter drill-hole sites. By mid February 2006 it is anticipated the reverse circulation drill rig will begin. The kimberlite will be bagged and trucked to the test plant prior to the closure of the winter road. Kettle River's portion of the $11.7 million budget is 6.7%.

Having waited for over 10 years, the next years planned activities will prove to be an exciting year for everyone involved in this Company. This opportunity has come as a result of the beliefs, convictions, and vision of management and without shareholder support would not be possible. The legacy of George Stewart will live on in this project.

Thank you,
On Behalf of the Board of Directors,

"Ellen Clements"

Director
August 22, 2005


EKATI DIAMOND MINE™
BHP BILLITON
Tli Kwi Cho (DO27)
2005 - 150 Tonne sample
average .90 carats/tonne
Lac de Gras
Diavik Diamond Mine
Diavik/Aber
Snap Lake Diamond Project
De Beers
NORTHWEST TERRITORIES
Gahcho Kue Project
De Beers/Mountain province
Wha Ti
YELLOWKNIFE
Dettah
Lutsel K'e
Fort
Providence
0 100 200
Kilometres
Fort Resolution
Hay River
Enterprise
Fort Smith
DIAMOND MINES IN THE NORTHWEST TERRITORIES

File #82-666
Rule 12g3-2(b)

AUDITORS' REPORT

To the Shareholders of Kettle River Resources Ltd.:

We have audited the balance sheets of Kettle River Resources Ltd. as at April 30, 2005 and 2004 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
August 12, 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

KETTLE RIVER RESOURCES LTD.

Statement 1

Balance Sheets
April 30, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	**$ 124,227**	$ 148,331
Accrued interest and other amounts receivable	**7,149**	23,305
Marketable securities (Note 3)	**76,592**	76,592
Prepaid expenses	**2,961**	3,029
	210,929	251,257
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 4)	**74,835**	93,338
Mineral Properties (Note 5)	**4**	4
	$ 290,768	$ 349,599
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**15,965**	25,949
Shareholders' and director's loans (Note 8)	**583**	22,698
	16,548	48,647
Contingency (Note 5b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**8,580,031**	8,390,506
Contributed Surplus (Note 6e)	**25,605**	17,053
Deficit accumulated in the exploration stage – Statement 2	**(8,331,416)**	(8,106,607)
	274,220	300,952
	$ 290,768	$ 349,599

Going Concern (Note 1)

"Gerald H. Rayner"

Gerald H. Rayner, Director

"Ellen Clements"

Ellen Clements, Director

See accompanying notes to financial statements.

File #82-666
Rule 12g3-2(b)

Statement 2

KETTLE RIVER RESOURCES LTD.

Statements of Loss and Deficit
Years ended April 30, 2005 and 2004

	2005	2004
LOGGING ACTIVITIES		
Sale of timber	$ Nil	$ 302,526
Logging expense	Nil	7,089
Net logging income	Nil	295,437
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	123,924	337,164
Property investigation costs	200	Nil
	124,124	337,164
ADMINISTRATIVE COSTS		
Accounting, audit & legal	40,188	42,905
Advertising, promotion & printing	8,620	9,942
Amortization	881	1,543
Licenses, insurance, and transfer agent fees	24,462	22,224
Management, salary & wages (net of recoveries)	27,646	21,414
Office & sundry	3,785	5,495
Office building expenses	5,261	8,412
Stock compensation expense	8,552	17,053
Telephone	1,037	1,021
Travel and accommodation	8,065	17,828
	128,497	147,837
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	(1,411)	(4,182)
Gain on disposal of property, plant and equipment	(26,401)	Nil
	(27,812)	(4,182)
LOSS FOR THE YEAR	(224,809)	(185,382)
DEFICIT, BEGINNING OF YEAR	(8,106,607)	(7,921,225)
DEFICIT, END OF YEAR	$(8,331,416)	$(8,106,607)
Loss per share, basic and diluted	$ (.04)	$ (0.03)
Weighted average number of Shares outstanding	6,511,056	5,468,855

See accompanying notes to financial statements.

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.
Statement of Cash Flows
Years ended April 30, 2005 and 2004

Statement 3

	2005	2004
Cash Flows from Operating Activities		
Loss for the period	$ (224,809)	$ (185,382)
Add (Deduct): Items not involving cash		
Amortization	5,004	5,392
Gain on disposal of property, plant and equipment	(26,401)	Nil
Stock compensation	8,552	17,053
	(237,654)	(162,937)
Changes in non-cash working capital items:		
Decrease in prepaid amounts	68	1,492
Decrease (increase) in accounts receivable	16,156	(23,251)
Increase (decrease) in amounts due to directors	(22,115)	1,741
Decrease in accounts payable	(9,984)	(5,385)
	(253,529)	(188,340)
Cash Flows from Financing Activities		
Shares issued for cash	189,525	212,500
Cash Flows from Investing Activities		
Acquisition of property, plant and equipment	Nil	(5,076)
Decrease in investments	Nil	3,497
Proceeds from sale of property, plant and equipment	39,900	Nil
	39,900	(1,579)
Increase (decrease) in Cash	(24,104)	22,581
Cash, and Term Deposits, Beginning of period	153,331	130,750
Cash and Term Deposits, End of period	$ 129,227	$ 153,331
Cash Position Consists of:		
Cash and cash equivalents	$ 124,227	$ 148,331
Reclamation bond	5,000	5,000
	$ 129,227	$ 153,331
Supplementary Schedule		
Income taxes paid	$ Nil	$ Nil
Amortization of property, plant and equipment to mineral properties	$ 4,123	$ 3,849
Non-monetary transactions		
Shares issued for costs	$ Nil	$ Nil
Stock compensation	$ 8,552	$ 17,053

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS

Years ended April 30, 2005 and 2004

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

a) Nature of Operations:

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

b) Management Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand, account balances with banks and short term deposits with original maturities of three months or less.

d) Marketable Securities:

Marketable securities are stated at the lower of cost and lowest quoted market value.

e) **Property, Plant and Equipment:**

Property, plant and equipment are stated at cost less accumulated amortization. Amortization of property, plant and equipment is recorded on the declining balance basis at the rates indicated in note 4 and is allocated between operations and deferred exploration expenditures based on the nature of the asset and the relative percentages of its use.

f) **Mineral Properties:**

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred. A $5,000 one-year renewable bond is deposited under MX reclamation agreement with Ministry of Mines for purposes of general exploration.

The Company previously had deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. Costs deferred in prior years have been written off to expenses in the prior years.

g) **Loss Per Share:**

Basic net income and loss per share amounts are calculated using the weighted average number of common shares outstanding during the period. Fully diluted net income per share is calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of warrants and options and that the assumed proceeds from the exercise of warrants and options are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during period in which a net loss is incurred as the effect is anti-dilutive.

h) **Stock Based Compensation:**

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" which requires fair value accounting for all stock options issued during the year.

i) **Future Income Taxes:**

The Company follows the asset and liability method of accounting for income taxes whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j) **Financial Instruments:**

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

k) Asset Retirement Obligations:

Effective May 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

l) Share Capital:

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

m) Flow-Through Shares:

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital. As the Flow-through Share Agreement was entered into on December 24, 2003, there is no impact on the financial statements for the current year.

n) Joint Ventures:

Certain of the Company's properties were the subject of joint venture agreements. Where joint venture agreements exist, the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2004 and 2003

3. MARKETABLE SECURITIES

	2005	2004
Securities of New Nadina Explorations Limited		
Opening balance	$ 76,592	$ 71,777
Additions during the year	NIL	4,815
Closing balance – lowest recorded market price	$ 76,592	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method . New Nadina has a director in common with the Company. The Company on April 30, 2005 owned 1,842,582 New Nadina common shares representing 10.86% of the issued shares. On April 30, 2005, the quoted market value of the common shares was $165,832.

4. PROPERTY, PLANT AND EQUIPMENT

				2005	2004
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ Nil	$ 10,000	$15,000
Paving	8%	4,861	2,315	2,546	2,878
Buildings	4%-5%	86,401	31,391	55,010	65,691
Mining equipment	30%	117,557	113,811	3,746	5,352
Office equipment	20%	53,972	50,448	3,524	4,405
Trailer	30%	21,861	21,854	7	10
Automobiles	30%	5,417	5,415	2	2
		$300,069	$225,234	$74,835	$93,338

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the year ended 2005	Greenwood Area	DHK NWT	Silica Quarry	Naket	2005 Total
Amortization	$ 4,123	$ -	$	$ -	$ 4,123
Assaying	109	-	-	-	109
Assessment, filing fees& membership	4,595	250	-	50	4,895
Direct charges – wages	19,095	10,950	25	-	30,070
Exploration costs i)	43,270	19,876	-	550	63,696
Field supplies	1,540	-	-	-	1,540
Legal & miscellaneous	-	3,683	-	-	3,683
Property costs & acquisition	111	-	-	-	111
Property and mineral taxes	1,667	-	-	-	1,667
Roadwork/reclamation	4,789	-	-	-	4,789
Storage (samples & equipment)	6,706	-	-	-	6,706
Travel & accommodation	2,092	643	-	-	2,735
Total:	$ 88,097	$ 35,402	$ 25	$ 600	$ 124,124

Exploration Expenditures by Property For the year ended 2004	Greenwood Area	DHK NWT	Silica Quarry	Naket	2004 Total
Amortization	$ 3,849	$ -	$ -	$ -	$ 3,849
Assaying	3,833	-	-	-	3,833
Assessment, filing fees& membership	15,585	1,250	-	50	16,885
Direct charges – wages	31,437	4,403	43	150	36,033
Exploration costs	171,609	4,720	74	2,544	178,947
Field supplies	3,127	-	-	-	3,127
Legal & miscellaneous	3,426	11,846	-	-	15,272
Property costs & acquisition	2,547	-	-	-	2,547
Property and mineral taxes	1,704	-	-	-	1,704
Roadwork/reclamation	64,364	-	-	-	64,364
Storage (samples & equipment)	5,983	-	-	-	5,983
Travel & accommodation	4,162	458	-	-	4,620
Total:	$ 311,626	$ 22,677	$ 117	$ 2,744	$ 337,164

i) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

5. MINERAL PROPERTIES - continued

	Balance April 30, 2004 and 2005
Deferred Exploration Expenditures	
Deferred Exploration	$ **Nil**
Acquisition Costs	
Greenwood Area	**1**
Arcadia (Skylark) – Greenwood Area	**1**
DHK Diamonds Inc. – NWT	**1**
Silica Quarry - Saskatchewan	**Nil**
Naket – Nunavut	**1**
Total Mineral Properties Deferred	$ 4

a) **GREENWOOD AREA** - Southern BC:

The Company owns a 100% interest in certain properties comprising of 476 units of mineral tenure where approximately 500 acres is surface in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** - Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement where two directors are appointed to the board by each shareholder.

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. ("KCEI") optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential exploration. At this time the DHK participating interest is 28.8%. On December 16, 2003, BHP first advised they wished to divest themselves of their interest in the project and have transferred their interest to Peregrine Diamonds Inc. ("Peregrine").

The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing DHK to 20%. In the spring of 2005, Peregrine was able to extract just over 150 tonnes of kimberlite that produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne. Valuation of diamonds is pending.

5. MINERAL PROPERTIES - continued

b) DHK DIAMONDS INC. - Northwest Territories: - continued

A joint venture core drilling program during April and May, designed to twin the Reverse Circulation holes in the bulk sample plus obtain geological information, produced 750 meters of NQ size core in three holes. The deepest hole ended in kimberlite at 465 meters. The recovered kimberlite, after geological review, was sent for caustic fusion. Micro macro diamond analysis results are pending. Kettle River contributed its one third share of the DHK portion to the 750 meter 2005 spring core drilling program. Subsequent to the approval of the January 2005 budget, in June 2005, the operator added the cost of the caustic fusion to this budget. In order to move the project forward, DHK contributed 28.8% of the cost carrying Aberex Minerals Ltd. (Aber Diamonds) for 3.11% of their 9.75% interest.

Peregrine commenced a core drilling program in July and will fund up to $500,000 in order to meet the requirements of the June 13, 2005 amended agreement. Once completed and Peregrine has fully earned their 54.475% interest, contributing interests are: DHK Diamonds Inc. 20%, Archon Minerals Ltd, 13.52%, Aber, 7.35% and SouthernEra diamonds Ltd. 4.9%.

Certain directors of DHK assert that the Company is required to reimburse amounts relating to prior DHK costs. The Company and its management are of the opinion that this assertion is unsubstantiated as the Company never agreed to reimburse DHK or its shareholders for such costs. In an effort to settle this matter, the Company has been seeking for some time to have a historical audit of DHK's financial statements conducted but so far has been unsuccessful in obtaining one.

To date, the Company has contributed its share of all past DHK costs for which it believes it is lawfully responsible. No amount, contingent or otherwise, has been recorded in the Company's financial statements as owing to DHK because the amount is not determinable and management is of the opinion that the Company is not liable for payment thereof.

Pellat Lake Property

The Pellatt Lake claims are located approximately 360 kms northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims through Kennecott Canada Explorations Inc. In the same year 6 of the 10 KCEI claims were allowed to lapse and staked by DHK at a cost of $19,129 with expiry dates of January 3, 2003 plus an additional three claims were staked at a cost of $8,522 with an expiry dated November 15, 2002. One claim, PC 20 was forfeited on August 12, 2001. Management allowed the 6 (NPC4-9) to lapse and they were re-staked by Dentonia Resources Ltd., a DHK shareholder on April 3, 2003 as SWB 1-7.

In March 2003, refundable bonds totaling $16,269 were posted on the three claims expiring November 15, 2002 to extend the dates to November 15, 2003. At this time the three claims (PC 9, 10 & 13) originally acquired from KCEI are being taken to lease by DHK at an expected cost of $50,000.

In June 2003, DHK entered into an agreement with Peregrine Diamonds Inc. where under certain conditions they can earn up to 75% interest in the property. Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

In January 2004, Peregrine has advanced paid the bond of $16,270 to maintain three claims (NPC1-3) to be refunded upon filing work.

The property contains one known diamondiferous kimberlite discovered by KCEI where four diamond drill holes totaling 266.5 m were completed on target PL01 on PC13. The drill intersections appear to be a dyke-like body.

Follow-up exploration will be conducted on targets generated from Peregrine geophysical exploration.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

5. MINERAL PROPERTIES - continued

The Company has accounted for this investment as a regular mineral property transaction similar to Note 2(g). Therefore, all advances to DHK have been treated as mineral property costs. The Company has met all budget calls as per the Shareholders' Agreement and intends to maintain its one third ownership in DHK Diamonds Inc.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37acre Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company, with New Nadina Explorations Limited, owns a 50% participating interest in one claim in Nunavut. The Company is carried for the current program up to about $70,000 in order to equalize previous expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. for a period expiring on August 1, 2005 on production of any diamonds or metal products from the claim blocks.

6. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**

	No. of Shares		Value
Opening balance:	5,353,611		$ 8,876,860
December 24, 2003 - private placement	800,000	1.	160,000
December 24, 2003 - broker shares	18,000	2.	-
February 4, 2004 - warrants	350,000	3.	52,500
Balance before treasury shares at April 30, 2004	**6,521,611**		**$ 9,089,360**
Less treasury shares at cost	**(256,000)**		**(698,854)**
Balance after treasury shares at April 30, 2004	**6,265,611**		**$ 8,390,506**
Opening balance:	**6,521,611**		**9,089,360**
January 1, 2005 - private placement	**1,000,000**	4.	**186,400**
March 14, 2005 - warrants	**12,500**	5.	**3,125**
Balance before treasury shares at April 30, 2005	**7,534,111**		**9,278,885**
Less treasury shares at cost	(256,000)		(698,854)
Balance after treasury shares at April 30, 2005	**7,278,111**		**$ 8,580,031**

The treasury shares represent re-purchased shares of the Company .

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

6) SHARE CAPITAL - continued

Financings:

1. During the year ended April 30, 2004, the Company issued a non-brokered private placement for a total of 800,000 units at 20 cents, each unit comprising one common flow-through share and one non-flow-through share purchase warrant at 25 cents exercisable for 24 months expiring December 24, 2005. The hold period on the shares and warrants expired May 7, 2004. The flow-through funds were designated on properties in the Greenwood Area mainly the Tam O'Shanter-Wild Rose gold project. As at April 30, 2004, proceeds received from flow-through shares were spent entirely on properties in the Greenwood Area.
2. Haywood Securities Inc. was issued a finder's fee commission of 6% represented by the issuance of 18,000 common shares.
3. Warrants issued February 28, 2002 for 350,000 common shares at $0.15 expiring February 4, 2004 were exercised for $52,500.
4. During the year ended April 30, 2005, the Company completed a non-brokered private placement for a total of 1,000,000 units at 20 cents, each unit consisting of one common share and one purchase warrant to purchase one common share at $0.25 cents exercisable for 12 months expiring February 2, 2006. The hold period on the shares and shares from the exercise of warrants expires on June 2, 2005.
5. Warrants issued December 24, 2003 for 12,500 common shares at $0.25 expiring December 24, 2005 were exercised March 14, 2005 for $3,125.

c) Warrants:

	Number	Price/share	Value	Expiry
Issued March 5, 2001	200,000	$0.50		Expired
Expired July 16, 2002	(200,000)			
Issued February 28, 2002	350,000			February 4, 2004
Exercised February 4, 2004	(350,000)	$0.15	$52,500	
Issued December 24, 2003	800,000	$0.25		December 24, 2005
Balance at April 30, 2004	800,000			
Issued January 31, 2005	1,000,000	$0.25	$250,000	February 2, 2006
Exercised March 14, 2005	(12,500)	$0.25		
Balance at April 30, 2005	**1,787,500**			

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. On September 24, 2003 the Company granted options to directors to purchase up to 235,000 at an exercise price of $0.18. As at April 30, 2005 there were 400,000 (April 30, 2004 - 400,000) options outstanding.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

6) SHARE CAPITAL - continued

d) Share purchase options - continued

Summary of the Company's options at April 30, 2005 and the changes for the year:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2005	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
	400,000			400,000		

e) Contributed Surplus

Details are as follows:

	2005	2004
Balance – Beginning of year	$ 17,053	$ -
Fair value of stock-based compensation *(Note 7a)*	8,552	17,053
Balance – End of year	$ 25,605	$ 17,053

7. STOCK BASED COMPENSATIONS

a) Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended April 30, 2004, the Company granted options to purchase up to 235,000 shares of the Company at an exercise price of $0.18 per share. The total value of the options granted was calculated to be $25,605 on the grant date. Since the options were granted under a graded vesting schedule, $8,552 of the fair value has been recorded in the Company accounts during the year.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

7. STOCK BASED COMPENSATIONS - continued

b) The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 30,2004
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	69.40 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2005, $583 (2004 - $22,698) is owed to directors.

The Company incurred the following expenses with related parties:

	2005	2004
To two directors for telephone and office to offset expenses incurred in conducting company affairs and to one director for providing geological consulting services.	**$ 4,800**	$ 5,700
To a director who is an employee for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks and for storage facilities (exploration equipment and samples),	**74,550**	74,125
To a director who is also the president of the Company for geological exploration services, and exploration management,	**41,650**	54,500
To a director for equipment use and storage facilities for Company owned exploration equipment, drill core and samples,		5,725
Total	**$121,000**	$140,050

During the period a total of $39,780 (2004 - $21,599) was recovered from a company that has one common director to offset office and secretary expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2005 and 2004

9. SEGMENTED INFORMATION

		As at April 3(		As at April 30.
Revenue by industry				
Logging	$	Nil	$	302,526
Exploration		Nil		Nil
	$	Nil	$	302,526
Net income (loss) by industry				
Logging	$	Nil	$	295,437
Exploration		(224,809)		(480,819)
	$	(224,809)	$	(185,382)
Assets by industry				
Logging	$	Nil	$	Nil
Exploration		290,768		349,599
	$	290,768	$	349,599
Property plant and equipment by industry				
Logging	$	Nil	$	Nil
Exploration		74,835		93,338
	$	74,835	$	93,338

10. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2005	2004
Non-current future income tax assets:		
Property, plant and equipment	$ 5,708	$ 19,374
Mineral properties	2,531,467	2,608,222
Capital loss carry forward	25,968	16,762
Investments	31,787	70,266
	2,594,930	2,714,624
Valuation allowance	(2,594,930)	(2,714,624)
	$ Nil	$ Nil

11. SUBSEQUENT EVENT

Subsequent to year end the Company issued 875,000 shares upon exercise of share purchase warrants for total proceeds of $218,750. Of these shares, two directors acquired 150,000 shares for proceeds of $37,500.

FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
FOR
KETTLE RIVER RESOURCES LTD.

Our Management's Discussion and Analysis

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and all reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Activities on Mineral Projects

Kettle River's main objective is to make a mineral deposit discovery. Due to the land holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Greenwood Mining Division – Southern British Columbia

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division. Within an approximate 44 square kilometer area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants and 137 located claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The largest holding is the Phoenix property that was acquired by Noranda Explorations Ltd. from Granby Mining Company in 1979 and later by the Company. Upon termination of the Greenwood Area Noranda joint venture, Noranda fulfilled reclamation requirements on these properties to the satisfaction of mining and environment ministries. During the year $88,097 was expended on properties in the Greenwood Area. In January 2005, the Ministry of Energy and Mines implemented Mineral Titles Online and all properties as required were converted to the new system.

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. During the period $40,913 was expended. The Marble prospect was taken to a quarry lease and fees paid. To date, neither the quantity nor the extent has been determined. The marble named "Pastel Marble" due to its subtle pink, green, gray coloration on an off white background takes a high polish. In the area of the former Phoenix Mine, accesses were gated and trenched with $15,500 paid to a director related to this. $8,350 was allocated to staff for support, permitting, reporting and filing and expenses for filing, recording fees and reporting work completed during the period was $2,850.

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. A *Study for Industrial Minerals Potential* study was contracted to the UBC mineral division that basically concluded there is no economic industrial mineral content at current prices.

A portion of the property was logged during 2004 but nothing in the current year. Costs of $2,822 during the year ended April 30, 2005 relate to monitoring and maintenance of the bypass channel way and of perimeter fence on the 336 acre parcel.

Haas Creek Talc:

No work was conducted during the period. The property has been converted to a Quarry and $100 expended was for annual quarry fees.

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Little work was conducted and costs of $4,753 relate to storage of core and samples and mineral property taxes.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project.

Costs during the year ended April 30, 2005 of $18,769 related to reclamation, report writing, filing and completion of the 2004 program.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. No work was conducted during the period.

Niagara Property:

The property consists of 23 units within 4 claims. Costs expended of $3,080 consisted of prospecting and reviewing potential for further work.

Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential exploration. At this time the DHK participating interest is 28.8%. On December 16, 2003, BHP first advised they wished to divest themselves of their interest in the project and have transferred their interest to Peregrine Diamonds Inc. ("Peregrine").

The Company holds an equal 1/3 of the issued shares of DHK. The Company reports contributions to budgets as exploration costs. During the year ended 2005, costs of $35,402 were incurred: legal fees of $3,683, dues and memberships of $250 and $31,716 for management and related expenses which include administrative travel costs. Subsequent to the year end the Company has contributed a further $75,000 to DHK for its 1/3 portion of costs.

Tli Kwi Cho Bulk Sample Report

On June 14, 2005 the Company issued a news release, the entire content and pictures of the diamonds can be accessed on the Company website, reporting the results from the spring bulk sample undertaken by Peregrine Diamonds Inc.

Using a 14 inch diameter reverse circulation (RC) drill rig, Peregrine was able to extract just over 150 tonnes of kimberlite that produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne.

1,806 diamonds were recovered using a 1mm screen. There were 21 stones larger than one-half carat recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

The diamonds recovered from the winter/2005 bulk sampling program are being valued by a number of internationally recognized valuators, and this process is expected to be completed by the end of August.

Tli Kwi Cho – Ongoing Exploration

A joint venture core drilling program during April and May, designed to twin the Reverse Circulation holes in the bulk sample plus obtain geological information, produced 750 meters of NQ size core in three holes. The deepest hole ended in kimberlite at 465 meters. The recovered kimberlite, after geological review, was sent for caustic fusion. Micro macro diamond analysis results are pending. In order to move the project forward, DHK contributed 28.8% as well as carrying Aberex Minerals Ltd. (Aber Diamonds) for 3.11% of their 9.75% interest.

Peregrine commenced a core drilling program in July and will fund up to $500,000 in order to meet the requirements of the June 13, 2005 amended agreement. Once completed and Peregrine has fully earned their 54.475% interest, contributing interests are: DHK Diamonds Inc. 20%, Archon Minerals Ltd, 13.52%, Aber, 7.35% and SouthernEra diamonds Ltd. 4.9%.

Proposed 3,000 tonne bulk sample

Plans are being made to conduct a bulk sample to provide an adequate package of diamonds from a portion of the pipe considered for development. It is expected a budget of about $8million will be presented in September, preparation work will commence once approved to prepare for extracting the sample using a 36 inch diameter RC rig. Adequate time is foreseen to truck the sample to the test plant prior to the winter road being impassable. The expected timing of results would be adequate to plan further development for the next winter season. The Company's contribution to these costs will be 1/3 of 20% providing the other DHK shareholders contribute their portions.

Pellatt Lake Property:

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims through Kennecott Canada Explorations Inc, one of which contains a diamondiferous dyke like kimberlite. In the same year 6 of the 10 KCEI claims were allowed to lapse and re-staked by DHK at a cost of $19,129 expiring January 3, 2003. An additional three claims were staked at a cost of $8,522 expiring November 15, 2002. In 2000 Intrepid Geophysics had been contracted to revisit the airborne geophysical data and his report identified in a number of targets recommended for exploration. No exploration work was conducted and in March 2003, a refundable bond of about $16,269 was posted on the three claims expiring November 15, 2002 to them to 2003. One claim, PC 20 was forfeited on August 12, 2001. DHK Management allowed 6 claims (NPC4-9) to lapse at their expiry of January 3, 2003. Dentonia Resources Ltd. then staked this ground for its own account on April 3, 2003 as SWB 1-7.

In June 2003, an agreement was simultaneously struck on behalf of DHK and Dentonia for the entire 13 claims giving Peregrine Diamonds Inc. the right to conduct an airborne survey prior to December 31, 2003. As Peregrine did not meet the December 31, 2003 deadline, an extension was granted. Peregrine although not obligated to file assessment work, paid the required refundable work bond of $16,270. Up to Dec. 31, 2005, Peregrine has the right to drill test, at its cost, any targets identified by the Falcon Survey to acquire 51% of each target drill tested. If they proceed to a 200 tonne bulk sample, they can earn a total of 65% of that target. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

In August 2005, three claims (PC 9, 10 & 13) originally acquired from KCEI have been taken to lease by DHK at a cost of about $50,000.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. The Company is of the opinion that it may own 100% of the property resulting from the death of former two owners. On August 17, 2005, 100% interest in these mineral claims was transferred to the Company from the estate of George Stewart. During the period, property related expenses for $17,461 were incurred mainly relating to GPS surveying and line cutting in preparation for geophysics that has not yet been conducted. Of this, $7,150 was paid to a former director for supervision and survey services.

Recently Kingsman Resources Ltd., owner of the adjoining property, conducted a diamond drill program based on their 2003 trenching program, results which may be obtained from their information on Sedar.com.

Saskatchewan – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre which currently expires in December 1, 2009. Each partner records individual expenses as incurred. The Company has recently initiated discussions with a company to explore the potential to further test and market the silica potential on this property. During the year $25 (2004 - $91) was expended on research.

NAKET Project, Nunavut –50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have been discovered. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $70,000 in order to equalize previous expenditures. Current expenditures of $600 relate to filing and exploration data review.

In 2001 the Company spent $12,943 on property acquisition and in 2002 staked an additional 6 claims costing $9,738 to own 12 claims at a cost of $22,691. The Company, to date has expended $106,669 on exploration. In October 2002, two of the twelve claims were allowed to forfeit, as test results were not encouraging. In 2004, another 9 claims were allowed to lapse leaving one claim covering 2,582.5 acres.

Our Results of Operations

Selected Annual Information – Audited statements

Year ended April 30th	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Asset	Total Liabilities
2005	Nil	(224,809)	(0.04)	290,768	16,548
2004	295,437	(185,382)	(0.03)	349,599	48,647
2003	283,655	(1,653,648)	(0.33)	309,072	52,291
2002	Nil	(1,712,443)	(0.37)	1,939,187	51,258

Summary of quarterly reports

The following table sets out financial information for the last 8 quarterly reports of Kettle River. The 1st, 2nd and 3rd quarters are derived from unaudited quarterly financial statements prepared by management. The 4th quarter represents the April 30th audited year end financial statements. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Assets	Total Liabilities
4th Quarter 2005	$ Nil	$ (46,787)	$ (0.01)	$ 290,768	$ 16,548
3rd Quarter 2005	Nil	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445

4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549
4th Quarter 2003	196,712	107,627	0.02	309,072	52,291
3rd Quarter 2003	94,103	33,368	0.01	279,209	130,055
2nd Quarter 2003	(7,160)	(1,755,283)	(0.34)	212,991	97,205
1st Quarter 2003	Nil	(39,360)	(0.01)	1,946,737	75,668

Results of Operations

For the year ended April 30, 2005, the Company experienced a net loss of $224,809 or $0.04 per share compared to a loss of $185,382 or $0.03 per share the previous year. Logging income from the Company's fee simple real estate holdings was nil in 2005 and $302,526 in 2004.

Our operating expenses, arising from general and administrative costs and exploration costs on our properties, for the period was $252,621 as compared to $485,001 at April 30, 2004. In the year ended April 30, 2003 capital exploration amounts of prior years totaling $1,640,654 were written off accounting for the comparative decrease in exploration expenditures. At the year ended April 30, 2002, an additional cumulated $ 1,272,794 in exploration was written off.

Actual exploration expenditures in 2005 were $124,124 compared to $337,164 in 2004. During 2005 the Company conducted a number of exploration programs further explained in the property disclosure section.

Accounting, audit & legal fees decreased to $40,188 from $42,905 the previous year, license, insurance and transfer agent costs of $24,462 increased from $22,224, office building expenses decreased to $5,261 from $8,412, travel and accommodation decreased to $8,065 from $17,828 however management costs increased to $27,646 from $21,414 and is reflected in decreased applicable exploration costs.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $8,552 in the current fiscal year. The prior year's stock-based compensation expense was $17,023.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

On August 14, 2003, Larry Widmer, B.Comm, joined the board of directors and Ellen Clements was appointed Chief Financial Officer (CFO). On March 11, 2005, the Company announced the sudden passing of George O.M. Stewart, director and president. In 1980, Mr. Stewart was a founding director of the Company and was instrumental in conducting and supervising exploration and administering the direction of the Company. He will be sadly missed by all. Gerald H. Rayner, director since 1992 has been appointed interim president and together with directors Ellen Clements and Larry Widmer will ensure the programs and initiatives that George initiated will be carried out.

Liquidity

The financial statements for the year ended April 30, 2005 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At April 30, 2005, Kettle River had a working capital of $194,381 compared to $202,610 at April 30, 2004.

Financing Activity and Principal Purposes

During the period the Company received $186,400 from one million private placement units and contributed to funding the ongoing operations of the Company. On December 24, 2003, $160,000 was received with respect to a Flow Through private placement of which $18,250 was unspent at April 30, 2004, all of which has been spent as of April 30, 2005. During the year ended April 30, 2004, 350,000 warrants were exercised providing cash of $52,500. Subsequent to April 30, 2005, 875,000 at 25 cent warrants have been exercised with proceeds of $218,750.

On August 16, 2005, the Company announced a non-brokered financing where it will raise $652,500 by the issuance of up to 725,000 units at a price of $0.90 per unit. Each Unit will consist of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional share of the Company for a period of two years from closing at an exercise price of $1.20 per share. A finder's fee of up to 6% of the proceeds raised, payable in units, may be payable in connection with this private placement. Proceeds from the placement will be used for continuing exploration work on its DHK Diamonds Inc. properties located in the Northwest Territories and for general working capital purposes.

Risks and Uncertainties

The Company is in the business of acquiring, exploring and developing diamond and mineral properties, and is exposed to a number of risks and uncertainties that are common to other exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, and various other risks. The Company currently has no other source of income other than management fees, and interest on cash balances. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

Early Stage – Need for Additional Funds

Kettle River has no history of profitable operations and its present business is at an early stage. As such, Kettle River is subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Kettle River will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Kettle River would result, and other persons would be required to manage and operate the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2005 available on its SEDAR Page Site access is through www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who manages and conducts exploration invoices $400 per day according to programs conducted on specific properties. To an employee who is also a director, $6,000 per month is paid for office management, administration, investor relations, secretarial duties including bookkeeping, and assistance with certain exploration related tasks. Two directors are paid rental for providing storage facilities for exploration equipment and samples. Two directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $450 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with one director in common, in consideration for a monthly fee of $1,500. Miscellaneous charges, like telephone, postage, travel as well as extraordinary secretarial services are based on actual usage. At April 30, 2005, there is a receivable from New Nadina Explorations Limited for $6,407. Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2005, $583 is owed to directors.

Changes in Accounting Policies

The financial statements for the year ended April 30, 2005 followed the same accounting policies and methods of application used in the previous year presentation.

During the year the Company adopted the following change in accounting policy

Asset Retirement Obligations

This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Other

There were no special resolutions passed by shareholders during the period.
Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.
There has been no material variations between financial results and information previously disclosed.
There were no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Steps have been taken to ensure that the Company conforms to the requirements of the new Business Corporations Act (British Columbia) (new BC Act") that came into effect on March 29, 2004.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval
The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it.

File #82-666
Rule 12g3-2(b)

The Quest For Diamonds Continues



Reverse Circulation (RC) drill rig - 2005



Crew and supplies being flown in



RC drill chips




RC 2

RC2 - 2005 bulk sample results

RC drill rig crew



Diamond drill rig - summer 2005 drill program



View from camp

File #82-666
Rule 12g3-2(b)



"Inukshuk Under the Midnight Sun" by Kevin Leathem

Head Office
Box 130, 1215 Greenwood St.
Greenwood, BC, Canada, V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966
Email: kettle@direct.ca
Website: www.kettleriver.com

Registrar and Transfer Agent
CUSIP#429705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Phone: (604) 661-0232

Annual General Meeting Information
Monday, October 24, 2005, 10:00 am
Office of Lang Michener
1500 - 1055 W. Georgia Street
Vancouver, B.C. V6C 3B9
Phone: (604) 661-0232

Listings and Filings
Trading Symbol KRR-V, TSX Venture Exchange
- Standard and Poors
- Moody's Investment
- Security and Exchange Commission
- 12g3-2(b) Exemption File #82-666

About the Logo

The logo for Kettle River Resources Ltd. represents the shadow pattern of a round, brilliant cut diamond immersed in methylene iodide (a heavy liquid), positioned on a white background and illuminated overhead by a single light source. This is done by gemologists to help determine the identity of a true diamond, versus the diamond simulants such as Cubic Zirconium (CZ), Strontium Titanate, G.G.G. and Y.A.G.

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966 or Fax: 250-445-2252
email: kettle@direct.ca

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Take notice that the annual and special meeting (the "Meeting") of Shareholders of **Kettle River Resources Ltd.** (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, on October 24, 2005 at 10:00 a.m., local time, for the following purposes:

1. to receive and consider the report of the directors, the consolidated financial statements of the Company for its fiscal period ended April 30, 2005 and the report of the auditor thereon;
2. to fix the number of persons to be elected to the board of directors;
3. to elect directors of the Company for the ensuing year;
4. to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;
5. to approve the continuation of the share option plan dated for reference October 22, 2003, and amended and restated effective October 22, 2004;
6. to approve by special resolution an increase in the authorized capital of the Company to an unlimited number of common shares without par value;
7. to approve by special resolution the removal of the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles;
8. to approve by special resolution the adoption of new Articles for the Company;
9. to consider any permitted amendment or variation of any matter identified in this Notice; and
10. to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and an Annual Report accompany this Notice. The Annual Report contains a copy of the report of the auditor, the audited financial statements for the year ended April 30, 2005 and related management discussion and analysis. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that his or her shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that his or her shares will be voted at the Meeting.

Dated at Greenwood, British Columbia, September 22, 2005.

BY ORDER OF THE BOARD

"Ellen Clements"

Ellen Clements
Secretary and Chief Financial Officer

KETTLE RIVER RESOURCES LTD.
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966 or Fax: 250-445-2259
email: kettle@direct.ca

INFORMATION CIRCULAR

as at September 1, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kettle River Resources Ltd. (the "Company") for use at the annual and special meeting (the "Meeting") of its shareholders to be held on October 24, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Kettle River Resources Ltd. "Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed September 14, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of September 1, 2005, there were 8,434,111 Shares without par value issued and outstanding, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at September 1, 2005 is:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Ellen Clements	841,970	10%

Notes:

(1) The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except special resolutions are required to approve the removal of the pre-existing company provisions, the increase in the authorized capital and the adoption of new articles. A special resolution requires approval by three-quarters of the votes cast in person or by proxy. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at four. The board proposes that the number of directors remain at four. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at four.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at September 1, 2005.

Name, Position and Municipality of Residence	Occupation, Business or Employment[(1)]	Period a Director of the Company	Shares Beneficially Owned or Controlled[(1)]
Ellen Clements Secretary, Chief Financial Officer and Director Greenwood, British Columbia, Canada	Chief Financial Officer, Secretary and Office Manager of the Company.	March 17, 1992 to date.	841,970
Gerald H. Rayner President, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	President and Chief Executive Officer of the Company; Geological Consultant, self-employed.	September 25, 1992 to date.	69,000
Larry Widmer Director Kelowna, British Columbia, Canada	Self-employed; Business Management Consultant, Network Communications, Kelowna, British Columbia.	August 14, 2003 to date.	110,500

Name, Position and Municipality of Residence	Occupation, Business or Employment[(1)]	Period a Director of the Company	Shares Beneficially Owned or Controlled[(1)]
Brian A. McClay Nominee Vancouver, British Columbia Canada	Mining Executive, Mosquito Consolidated Gold Mines since 1990; Manager, Vicore Mining Developments Ltd. from 1996 to present; President of Mosquito Consolidated Gold Mines Ltd. since 2004.	Nominee	Nil

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years, except Mr. Rayner who was appointed as President and Chief Executive Officer of the Company upon the death of the former President and Chief Executive Officer, George O.M. Stewart, on March 10, 2005.

(2) Ms. Clements also holds options to purchase 90,000 Shares at an exercise price of $0.17 per Share expiring on September 30, 2007, options to purchase 50,000 Shares at an exercise price of $0.18 per Share expiring on September 24, 2008 and warrants to purchase 137,500 Shares at an exercise price of 0.25 expiring on December 24, 2005. Ms. Clements holds the right to exercise options to purchase 75,000 Shares held by the estate of George Stewart, the former President and Chief Executive Officer of the Company. These options expire on January 10, 2006 at an exercise price of $0.15. Ms. Clements also has the right to exercise options to purchase 50,000 Shares at an exercise price of $0.18 within one year of the death of Mr. Stewart on March 10, 2005.

(3) Mr. Rayner also holds options to purchase 85,000 Shares at an exercise price of $0.18 per Share expiring on September 24, 2008 and warrants to purchase 25,000 Shares at an exercise price of 0.25 expiring on December 24, 2005.

(4) Mr. Widmer also holds options to purchase 50,000 Shares at an exercise price of $0.18 per Share expiring on September 24, 2008 and warrants to purchase 25,000 Shares at an exercise price of 0.25 expiring on December 24, 2005.

(5) Mr. McClay was subject to a cease trade order in 2000 for failure to file insider reports pertaining to Mosquito Consolidated Gold Mines Ltd. Mr. McClay subsequently made a settlement completed in 2003.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Ellen Clements, Gerald H. Rayner and Larry Widmer. Larry Widmer is an independent member of the audit committee. All members are considered to be financially literate.

Relevant Education and Experience

Ellen Clements
Ellen Clements currently serves as a Director and Chief Financial Officer of two publicly traded companies. She began her office administration career at CIBC in 1967 and has continually worked in the field of bookkeeping and accounting since that date. She has helped to manage and administrate a number of companies (private and public) as a contract bookkeeper and officer administrator. She has participated in and directed many training and development programs including heritage and tourism development, the Community Access Program and computer training programs. Ellen has also served as a director on several non-profit societies, often in the capacity of Treasurer. Ellen is known for keeping meticulous records, strong principles and her depth of knowledge of managing and administrating a publicly traded company.

Larry Widmer
Larry Widmer obtained his Bachelor of Commerce degree with a Finance Major from the University of Calgary in 1984. Over the past 20 years, Larry has also received considerable industry training and certification in real estate, strategic planning, facilitation and financial planning. He has extensive business development experience primarily through his management consulting practice, Network Communications that was established in 1988 and has assisted hundreds of businesses through business planning, strategic planning and start-up. Larry's board of directors experience includes seventeen years as Director and Treasurer of Widmer Realty Ltd., five years as Director and President with the City of Kelowna Art Foundation and two years as a Director for Kettle River Resources Ltd.

Gerald Rayner
Gerald Rayner' financial and accounting experience was mainly acquired through management of his private consulting business of forty years and his experience as a director on various public company boards.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, Staley, Okada & Partners, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit serves.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Staley, Okada & Partners to the Company to ensure auditor independence. Fees incurred with Staley, Okada & Partners for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended April 30, 2004	Fees Paid to Auditor in Year Ended April 30, 2005
Audit Fees(1)	$13,355	$13,000
Audit-Related Fees(2)	$Nil	$Nil
Tax Fees(3)	$550	$900

Nature of Services	Fees Paid to Auditor in Year Ended April 30, 2004	Fees Paid to Auditor in Year Ended April 30, 2005
All Other Fees[(4)]	$Nil	$Nil
Total	$13,905	$13,900

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Staley, Okada & Partners, Chartered Accountants, Suite 400 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Staley, Okada & Partners was first appointed auditor of the Company on October 22, 2004.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Gerald H. Rayner, Interim President and Chief Executive Officer, Ellen Clements, Secretary and Chief Financial Officer, and George O.M. Stewart (deceased), former President and Chief Executive Officer, are each a "Named Executive Officers" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
George O.M. Stewart[1] Former President and Chief Executive Officer	2005 2004 2003	34,800 54,500 36,450	Nil Nil Nil	5,850 5,725 9,040	Nil 50,000[3] Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ellen Clements[2] Secretary and Chief Financial Officer	2005 2004 2003	72,000 72,000 72,000	Nil Nil Nil	2,125 2,125 2,125	Nil 50,000[3] 90,000[4]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald H. Rayner[3] President and Chief Executive Officer	2005	Nil	Nil	2,400	Nil	Nil	Nil	Nil

Notes:

(1) An aggregate of $34,800 in salary was paid to George O.M. Stewart, or his estate, for the year ended April 30, 2005, under his management contract dated March 15, 1994. This management contract which expired in March, 1999 was renewed for a full term of five years in 1999 and amended on August 1, 2001. An aggregate of $5,850 was paid to Mr. Stewart, or his estate, to cover office, storage and equipment rental during the financial year ended April 30, 2005.

(2) An aggregate of $2,125 was paid to Ellen Clements for storage facilities.

(3) Mr. Rayner was appointed as interim President and Chief Executive Officer on March 14, 2005. During the year ended April 30, 2004 Mr. Rayner received options to purchase 85,000 Shares at an exercise price of $0.18 per Share and expiring on September 24, 2008.

Share Options

No share options were granted to the Named Executive Officers during the financial year April 30, 2005.

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
George O.M. Stewart[1]	Nil	Nil	125,000 Exercisable	$10,500 Exercisable
Ellen Clements	Nil	Nil	140,000 Exercisable	$10,800 Exercisable
Gerald H. Rayner	Nil	Nil	85,000 Exercisable	$5,500 Exercisable

Notes:

(1) These options are held in the estate of George O.M. Stewart.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

The Company paid $2,400 to Gerald H. Rayner and $2,400 to Larry Widmer for office expenses during the year ended April 30, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on October 22, 2003 and amended and restated on October 22, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended April 30, 2005.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders - (the Plan)	400,000	$0.17	353,411
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	400,000	$0.17	353,411

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended April 30, 2005, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Continuation of Share Option Plan

A number of Shares equal to ten (10%) percent of the issued and outstanding Shares in the capital stock of the Company from time to time are reserved for the issuance of stock options pursuant to the Company's stock option plan dated October 22, 2003 and restated on October 22, 2004 (the "Plan"). The Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange ("TSXV"). The Plan also provides that no option may be granted to any person except upon the recommendation of the directors of the Company, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Plan may not be exercisable for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a stock option plan if the listed company intends to grant any options. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

> "Resolved that the Company's share option plan, dated for reference October 22, 2003, and amended and restated effective October 22, 2004, be ratified and approved."

A shareholder may also obtain a copy of the Plan by contacting the Company at 1-800-856-3966.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The board of directors recommends that you vote in favour of the above resolution.

B. Alteration of Articles

On March 29, 2004 the *Company Act* (British Columbia) ("BCCA") was replaced by the *Business Corporations Act* (British Columbia) (the "BCA"). All companies currently incorporated under the BCCA must complete a transition application by March 29, 2006.

On August 2, 2005, the directors of the Company authorized the Company to file a transition application with the Registrar of Companies to comply with the BCA.

Pursuant the BCA the Company is permitted to have an unlimited number of shares as its authorized share structure. Management of the Company wishes to take advantage of this provision as it will encourage further equity investment in the Company.

The alteration of the authorized share structure requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolution in order to alter the authorized share structure of the Company:

"Resolved, as a special resolution, that:

(1) the maximum number of Common shares that the Company is authorized to issue be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares;

(2) the Notice of Articles of the Company be altered accordingly;

(3) the directors of the Company be authorized to revoke this special resolution before it is acted on without further approval of the shareholders."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

C. Removal of Pre-Existing Company Provisions

Under the BCA, every "pre-existing company' remains subject to certain "Pre-existing Company Provisions" contained in the BCCA unless such provisions are removed with the approval of the shareholders by way of special resolution. Such Pre-existing Company Provisions include the following provisions relevant to the Company:

- The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. Under the BCA a special resolution may be passed with a minimum two-thirds vote; and
- A repurchase or redemption of shares can only be offered pro-rata to all shareholders. This provision has been removed under the BCA.

In order to take full advantage of the flexibility offered by the BCA, the board of directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the BCA. The removal of the Pre-existing Company Provisions requires the affirmative vote of not less than three-quarters of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if deemed advisable to pass, with or without amendment, the following special resolution:

Resolved, as a special resolution, that:

(1) the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the *Business Corporations Act* (British Columbia) be removed and no longer be applied to the Company;

(2) the President or any one director of the Company be authorized to instruct its agents to file a notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further action that may be necessary to effect the amendment;

(3) the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office; and

(4) the directors of the Company be authorized at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

D. Adoption of New Articles

The Articles of a company, among other things, set out rules for the conduct of its business and affairs. For the enactment of the BCA, it is desirable to update the Company's Articles (the "New Articles").

The New Articles in their proposed amended form are available for inspection during regular business hours for the period before the Meeting at the Company's registered and records office at Suite 1500 –

1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. They are also described in this Information Circular. The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the existing Articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the Articles and include the use of the new terminology adopted under the BCA. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the BCA. Most of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend or are largely housekeeping matters.

Set out below is a discussion of certain changes proposed under the New Articles. These proposed changes include substantive changes and changes that are simply a result of changes under the BCA.

Borrowing Powers

Under the existing Articles, the Company may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, the New Articles provide that the Company may guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such guarantees to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interests of the Company.

Share Certificates

Under the existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company held. Under the BCA, a shareholder is now entitled to a share certificate representing the number of shares of the Company held or a written acknowledgement of the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transmissions.

Indemnity Provisions

Under the BCCA, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The existing Articles provided for the Company to indemnify directors, subject to the provisions of the Former Act. Under the BCA, the Company is now permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the BCA, the Company will be prohibited from paying an indemnity if:

(a) the party did not act honestly and in good faith with a view to the best interests of the Company;

(b) the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(c) the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles propose to require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers and others, subject to the limits and conditions of the BCA in order to attract the best possible individuals to act.

Amendment of Articles and Notice of Articles re Share Capital

The New Articles provide that the general authority required to amend all provisions of the Company's Articles and the Notice of Articles relating to the authorized share structure and the attachment of special rights and restrictions thereto including any changes therein is a resolution of the directors. The default provision under the BCA would be a special resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the BCA, the consent of the holders of that class of shares by a special separate resolution is also required. Under the New Articles, a special separate resolution, will be required for passage a majority of two-thirds rather than three-quarters of the votes cast.

Shareholders' Meetings

In addition to reflecting the present notice and other provisions of the BCA relating to shareholders' meetings, the New Articles provide that shareholders' meetings may be held at such place as is determined by the directors.

Officers

Under the existing Articles, the Company is required to have at least a President and Secretary as officers, and separate individuals are required to hold those positions. In addition, the Chairman and President are required to be directors. However, under the BCA, those requirements no longer exist, and as a result, it is proposed that the New Articles remove these requirements leaving the Company free to continue or discontinue these practices. Management and the board of directors believe that by removing these restrictions the Company will have increased flexibility in meeting its corporate governance obligations.

Disclosure of Interest of Directors

Under the BCA, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions contained in the *Company Act* (British Columbia) and refer to the provisions contained in the BCA.

Accordingly, shareholders will be asked to approve the following special resolution in order to adopt the New Articles for the Company:

"Resolved, as a special resolution, that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and the new form of Articles not take effect until the Notice of Articles of the Company is altered to reflect such new form of Articles."

The Board of Directors recommends that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolution, if passed, will become effective immediately upon the resolution being received for deposit at the records office of the Company.

ADDITIONAL INFORMATION

The Annual Report containing the consolidated audited financial statements, the report of the auditor and management's discussion and analysis are being mailed to shareholders with the Notice of Meeting and this Information Circular. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended April 30, 2005.

Additional information relating to the Company is on SEDAR at www.Sedar.com. and may be obtained from the Company at Phone: 250-445-6756 or 1-800-856-3966 or Fax: 250-445-2259, email: kettle@direct.ca

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Greenwood, British Columbia, September 22, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"*Ellen Clements*"

Ellen Clements
Secretary and Chief Financial Officer

SCHEDULE "A"
KETTLE RIVER RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 *Financial Reporting*

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 *Non-Audit Services*

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 *Financial Reporting*

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the company's operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actual or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company's financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 *Compliance with Laws and Regulations*

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 *Other Responsibilities*

(a) review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

 GEORGE O M STEWART

 C0000035378
IND C01

[redacted]

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Kettle River Resources Ltd. (the "Company") hereby appoints: Gerald H. Rayner, President and Chief Executive Officer of the Company, or failing this person, Ellen Clements, Secretary and Chief Financial Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Kettle Riover Resources Ltd. to be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia on October 24, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Resolution

	For	Against
To determine the number of Directors at four (4).	▷ ☐	▷ ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, Ellen Clements ▷	☐	☐
02. To elect as a Director, Gerald H. Rayner ▷	☐	☐
03. To elect as a Director, Larry Widmer ▷	☐	☐
04. To elect as a Director, Brian A. McClay ▷	☐	☐

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3. Appointment of Auditors

	For	Withhold
To appoint Staley, Okada & Partners as Auditors of the Company.	▷ ☐	▷ ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
4 To approve continuation of the share option plan. ▷	☐	☐
5 To approve a special resolution to increase the authorized share capital. ▷	☐	☐
6 To approve a special resolution to remove the Pre-existing Company Provisions. ▷	☐	☐
7 To approve a special resolution to adopt new Articles. ▷	☐	☐
8 To authorize the Directors to fix the auditors' remuneration. ▷	☐	☐
9 To transact such other business as may properly come before the Meeting. ▷	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000028
GEORGE O M STEWART
13565 EHOLT/JEWEL LAKE RD
GREENWOOD BC V0H 1J0

COPY

Security Class COMMON

Holder Account Number
C0000035378 I ND

COPY

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Form of Proxy - Annual and Special General Meeting to be held on October 24, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 10:00 am, Pacific Time, on October 20, 2005

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.
FINANCIAL STATEMENTS REQUEST FORM

RECEIVED
2005 OCT 26 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cusip No. 492705108
Script No. KRRQ

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company's securities with the opportunity to elect annually to receive a copy of a company's annual and interim financial statements and the corresponding management discussion and analysis ("MD&A") to those statements.

If you wish to receive copies of the annual and quarterly interim financial statements and corresponding MD&A to those statements for 2006 for Kettle River Resources Ltd. (the "Company"), please complete this form and

PLEASE MAIL, FAX OR EMAIL TO: **KETTLE RIVER RESOURCES LTD.**
Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966
Fax to: 250-445-2259 or
kettle@direct.ca

☐ Please send me ONLY the audited financial statements and the annual MD&A.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements.

☐ Please send me BOTH the audited financial statements and quarterly interim financial statements and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com or on the Company's website at www.kettleriver.com.

I confirm that I am a shareholder of the Company.

DATED:________________, 2005.

____
Signature

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)